FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of April 2003

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2003   KERZNER INTERNATIONAL LIMITED

By: /s/John R. Allison
Name: John R. Allison
Title: Executive Vice President
                   Chief Financial Officer

EXHIBIT LIST

Exhibit	**Description**
99 (1)	Press Release on April 30, 2003
	Kerzner Announces First Quarter Results
	Recurring EPS of $1.12 in Line With 2002
	Paradise Island Gross Revenues of $145 Million and EBITDA of $47 Million
	$75 Million Redevelopment of *One&Only* Palmilla Begins
	Kerzner Agrees to Acquire Casino License in United Kingdom

Kerzner International Limited
Condensed Consolidated Statements of Operations
(In Thousands of Dollars Except Per Share Data)

	For the Three Months Ended March 31,	
	2003	**2002** [1]
	(Unaudited)	
Revenues:		
Casino and resort revenues	$ 144,602	$ 143,795
Less: promotional allowances	(6,814)	(7,001)
Net casino and resort revenues	137,788	136,794
Tour operations	13,666	10,053
Management and other fees	11,163	8,900
Insurance recovery	2,819	-
Other	1,213	1,168
	166,649	156,915
Expenses:		
Casino and resort expenses	69,313	66,604
Tour operations	12,240	8,536
Selling, general and administrative	24,763	21,624
Corporate expenses	6,678	5,905
Depreciation and amortization	13,628	13,565
	126,622	116,234
Income from operations	40,027	40,681
Other income and expenses:		
Interest income	936	891
Interest expense, net of capitalization	(7,509)	(10,654)
Equity in earnings of associated companies, net	1,832	1,263
Gain on replacement of damaged assets	2,514	-
Other, net	(121)	(130)
Income from continuing operations before income taxes and minority interest	37,679	32,051
Provision for income taxes	(461)	(292)
Minority interest	(375)	-
Income from continuing operations	36,843	31,759
Income (loss) from discontinued operations, net of income tax effect	2,239	(2,149)
Net income	$ 39,082	$ 29,610
Diluted net income per share:		
Income from continuing operations	$ 1.29	$ 1.12
Income (loss) from discontinued operations, net of income tax effect	0.07	(0.08)
	$ 1.36	$ 1.04
Weighted average number of shares outstanding - diluted	28,657	28,402

(1) The operating results of Kerzner Interactive have been classified as discontinued operations for all periods presented.

Kerzner International Limited

Reconciliation of Recurring Net Income to GAAP Net Income

(In Thousands of Dollars Except Per Share Data)

(Unaudited)

	For the Three Months Ended March 31,			
	2003		2002	
	$	EPS	$	EPS
Recurring net income [1]	$ 31,964	$ 1.12	$ 31,759	$ 1.12
Insurance recovery [2]	2,819	0.09	-	-
Gain on replacement of damaged assets [2]	2,514	0.09	-	-
Income (loss) on discontinued operations, net of income tax effect [3]	2,239	0.07	(2,149)	(0.08)
Share of loss from remediation costs at Harborside [4]	(454)	(0.01)	-	-
Net income	$ 39,082	$ 1.36	$ 29,610	$ 1.04

(1) Recurring net income is defined as net income before insurance recovery, gain on replacement of damaged assets, income (loss) on discontinued operations, net of income tax effect and share of loss from remediation costs at Harborside. Recurring net income is presented to assist investors and management in analyzing the performance of the Company. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States, nor should it be considered as an indicator of the overall financial performance of the Company.

(2) Insurance recovery represents a business interruption settlement related to the Hurricane Michelle claim. Gain on replacement of damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

(3) The Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive, in the quarter. The Company has recognized $4.5 million of income related to an option agreement with Station Casinos, Inc. which was terminated during the quarter, which was partially reduced by net losses incurred while winding down the operations of the business, including the writedown of net assets in the quarter.

(4) The Company recorded a loss for its share of remediation costs related to Harborside arising from damage incurred from Hurricane Michelle. This loss has not been reduced by any potential insurance recovery, but Harborside has filed a claim with its insurers, which is presently under negotiation.

Kerzner International Limited
Reconciliation of EBITDA to GAAP Income from Operations
(In Thousands of Dollars Except Per Share Data)
(Unaudited)

	For the Three Months Ended March 31,	
	2003	**2002**
EBITDA [1]	$ 50,836	$ 54,246
Insurance recovery	2,819	-
Depreciation and amortization	(13,628)	(13,565)
Income from operations	$ 40,027	$ 40,681

(1) EBITDA is defined as income from operations before insurance recovery and depreciation and amortization. EBITDA is presented to assist investors and management in analyzing the performance of the Company and in measuring cash flows from operations from the Company before debt service that provides a relevant basis for comparison. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States, nor should it be considered as an indicator of the overall financial performance of the Company. The Company's method of calculating EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

Kerzner International Limited
Summary Segment Data
(In Thousands)
(Unaudited)

| | For the Three Months Ended March 31, | |
	2003	2002
EBITDA:		
Paradise Island [1]	$ 47,250	$ 51,244
Mohegan Sun	8,074	6,253
Luxury resorts [2] [3]	1,302	1,341
Corporate and other [4]	(5,790)	(4,592)
	$ 50,836	$ 54,246
Paradise Island:		
Gross revenues: [1]		
Casino	$ 35,932	$ 37,036
Rooms	56,005	55,338
Food and beverage	35,773	35,730
Other	16,892	15,691
	$ 144,602	$ 143,795
Promotional allowances	(6,814)	(7,001)
Net revenues	$ 137,788	$ 136,794
EBITDA margin [5]	34.3%	37.5%

(1) Excludes revenue from the Company's wholly owned tour operator and includes the results of the *One&Only* Ocean Club.

(2) Includes management and development fees from the Company's luxury resort business, excluding *One&Only* Ocean Club, and expenses relating to operating these businesses.

(3) Reported before any reduction related to the minority interest in *One&Only* Indian Ocean that the Company does not own. *One&Only* Indian Ocean is responsible for managing the Company's luxury resorts in Mauritius and Maldives. Effective January 1, 2003, the Company has an ownership interest of 80% in this entity. For the quarter, the minority interest in this business decreased net income by $0.4 million.

(4) Corporate and other represents corporate expenses reduced by certain revenues not attributable to Paradise Island, Mohegan Sun or luxury resorts.

(5) Paradise Island's EBITDA margin is defined as EBITDA divided by net revenues.

Kerzner International Limited
Hotel Operating Performance Data
(Unaudited)

	For the Three Months Ended March 31,	
	2003	**2002**
Atlantis:		
Occupancy	83%	85%
ADR	$ 289	$ 284
RevPar	$ 239	$ 240
One&Only **Ocean Club:**		
Occupancy	78%	71%
ADR	$ 881	$ 865
RevPar	$ 683	$ 612